Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunEdison Semiconductors Limited:

We consent to the incorporation by reference in the registration statement (No. 333-196638) on Form S-8 of SunEdison Semiconductor Limited of our report dated March 8, 2016, with respect to the consolidated balance sheets of SunEdison Semiconductor Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows, for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of SunEdison Semiconductor Limited.
Our report refers to a change to the method of accounting for deferred income taxes.

/s/ KPMG LLP

St. Louis, Missouri
March 8, 2016